FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June, 2010
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Sequential
Page
Item	Number
1.       Annual General Shareholders’ Meeting of Telefónica — Resolutions

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIÉS
General Secretary and
Secretary to the Board of Directors
TELEFÓNICA, S.A.
TELEFÓNICA, S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores) hereby informs of the following:
SIGNIFICANT EVENT
The Annual General Shareholders’ Meeting of TELEFÓNICA, S.A. held at first call today, June 2nd, 2010, with the participating of 90,157 shareholders, present or represented, holding 2,583,383,562 shares representing 56.6% of the share capital of the Company, has approved by an absolute majority of votes (an average of 92.47% of the shares at the Meeting placed votes in favor) all the draft resolutions submitted by the Board of Directors for deliberation and vote by the General Shareholders’ Meeting.
The full text of the draft resolutions is attached to this report.
Madrid, June 2nd, 2010

Telefónica, S.A.
GENERAL SHAREHOLDERS’ MEETING
OF “TELEFÓNICA, S.A.” — 2010 —
PROPOSED RESOLUTIONS SUBMITTED BY THE BOARD OF DIRECTORS
TO THE SHAREHOLDERS FOR DECISION AT THE
GENERAL SHAREHOLDERS’ MEETING
June 2/3, 2010

Telefónica, S.A.
Proposal regarding Item I on the Agenda: Examination and approval, if applicable, of the Individual Annual Accounts, the Consolidated Financial Statements (Consolidated Annual Accounts) and the Management Report of Telefónica, S.A. and of its Consolidated Group of Companies, as well as of the proposed allocation of the profits/losses of Telefónica, S.A. and the Management of its Board of Directors, all with respect to Fiscal Year 2009.
A)
To approve the Individual Annual Accounts (Balance Sheet, Income Statement, Statement of Changes in Shareholders’ Equity, Cash Flow Statement and Notes), the Consolidated Financial Statements -Consolidated Annual Accounts- (Statements of Financial Condition, Income Statements, Global Income Statements, Statements of Changes in Shareholders’ Equity, Cash Flow Statements, and Notes to the Consolidated Financial Statements), and the Management Reports of Telefónica, S.A. and its Consolidated Group of Companies for Fiscal Year 2009 (ended on December 31, 2009), as finalized by the Company’s Board of Directors at its meeting of February 24, 2010, as well as the corporate management of the Board of Directors of Telefónica, S.A. during such Fiscal Year.

In the Individual Annual Accounts, the Balance Sheet as of December 31, 2009 discloses assets, liabilities and shareholders’ equity in the amount of 85,138 million euros each, and the Income Statement as of the end of the Fiscal Year shows a profit of 6,252 million euros.
In the Consolidated Financial Statements (Consolidated Annual Accounts), the Balance Sheet as of December 31, 2009 reflects assets, liabilities and shareholders’ equity in the amount of 108,141 million euros each, and the Income Statement as of the end of the Fiscal Year reports a profit of 7,776 million euros.

2010 ORDINARY GENERAL SHAREHOLDERS’ MEETING	2 of 13

Telefónica, S.A.
B)	To approve the following Proposal for the Allocation of the Profits and Losses of Telefónica, S.A. for Fiscal Year 2009:
To allocate the profits posted by Telefónica, S.A. in Fiscal Year 2009, in the amount of 6,252,932,293 euros, as follows:
•	2,277,225,576 euros to payment of an interim dividend (fixed gross amount of 0.5 euro per share entitled to receive it). Such dividend was paid in full on May 12, 2009.
•	1,690,464 euros to funding a restricted reserve for Goodwill.
•	The balance of profits (3,974,016,253 euros) to a Discretionary Reserve.

2010 ORDINARY GENERAL SHAREHOLDERS’ MEETING	3 of 13

Telefónica, S.A.
Proposal regarding Item II on the Agenda: Compensation of shareholders: Distribution of a dividend to be charged to Unrestricted Reserves.
To approve a distribution of Unrestricted Reserves by means of payment to each of the existing and outstanding shares of the Company that are entitled to participate in such distribution on the payment date, of the fixed gross amount of 0.65 euro per share, to be charged to the aforementioned Unrestricted Reserves.
Payment will be made on November 8, 2010, through the Entities participating in the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. [Securities Registration, Clearing and Settlement Systems Management Company] (IBERCLEAR).

2010 ORDINARY GENERAL SHAREHOLDERS’ MEETING	4 of 13

Telefónica, S.A.
Proposal regarding Item III on the Agenda: Authorization for the acquisition of the Company’s own shares, directly or through Companies of the Group.
A)
To authorize, pursuant to the provisions of Section 75 et seq., of the Spanish Companies Law [Ley de Sociedades Anónimas], the derivative acquisition by Telefónica, S.A. -either directly or through any of the subsidiaries of which it is the controlling company- at any time and as many times as it deems appropriate, of its own fully-paid in shares through purchase and sale, exchange or any other legal transaction.

The minimum price or consideration for the acquisition shall be equal to the par value of the shares of its own stock acquired, and the maximum acquisition price or consideration for the acquisition shall be equal to the listing price of the shares of its own stock acquired by the Company on an official secondary market at the time of the acquisition.
Such authorization is granted for a period of 5 years as from the date of this General Shareholders’ Meeting and is expressly subject to the limitation that the par value of the Company’s own shares acquired pursuant to this authorization added to those already held by Telefónica, S.A. and any of its controlled subsidiaries shall at no time exceed the maximum amount permitted by the Law at any time, and the limitations on the acquisition of the Company’s own shares established by the regulatory Authorities of the market on which the shares of Telefónica, S.A. are traded shall also be observed.
It is expressly stated for the record that the authorization granted to acquire shares of its own stock may be used in whole or in part to acquire shares of Telefónica, S.A. that it must deliver or transfer to directors or employees of the Company or of companies of its Group, directly or as a result of the exercise by them of option rights, all within the framework of duly approved compensation systems referencing the listing price of the Company’s shares.

2010 ORDINARY GENERAL SHAREHOLDERS’ MEETING	5 of 13

Telefónica, S.A.
B)
To authorize the Board of Directors, as broadly as possible, to exercise the authorization granted by this resolution and to implement the other provisions contained therein; such powers may be delegated by the Board of Directors to the Executive Commission, the Executive Chairman of the Board of Directors, the Chief Operating Officer or any other person expressly authorized by the Board of Directors for such purpose.

C)
To deprive of effect, to the extent of the unused amount, the authorization granted under Item IV on the Agenda by the shareholders at the Ordinary General Shareholders Meeting of the Company on June 23, 2009.

2010 ORDINARY GENERAL SHAREHOLDERS’ MEETING	6 of 13

Telefónica, S.A.
Proposal regarding Item IV on the Agenda: Delegation to the Board of Directors of the power to issue debentures, bonds, notes and other fixed-income securities, be they simple, exchangeable and/or convertible, granting the Board, in the last case, the power to exclude the pre-emptive rights of shareholders, as well as the power to issue preferred shares and the power to guarantee issuances by companies of the Group.
To delegate to the Board of Directors, in accordance with the general rules governing the issuance of debentures and pursuant to the provisions of Sections 144, 153 and 293 of the Companies Act (Ley de Sociedades Anónimas) and Section 319 of the Regulations of the Commercial Registry (Reglamento del Registro Mercantil), the power to issue fixed-income securities and preferred shares, subject to the following terms and conditions:
1.	The aforementioned securities may be issued on one or more occasions within a maximum term of five years as from the date of approval of this resolution.
2.
The securities issued may be debentures, bonds, notes and other fixed-income securities, both simple and, in the case of debentures and bonds, convertible into shares of the Company and/or exchangeable for shares of the Company, of any of the companies within its Group or of any other company. They may also be preferred shares.

3.
The maximum total amount of the issuance(s) of securities approved under this delegation of powers may not exceed, at any given time, the sum of 25 billion euros or the equivalent thereof in another currency. In the case of notes, the outstanding balance of any notes issued under such delegation of powers shall be computed for purposes of the aforementioned limit.

4.
The delegation shall include the power to establish the different aspects and terms and conditions of each issuance (nominal value, issue price, reimbursement price, domestic or foreign currency of the issuance, interest rate, amortization, anti-dilution mechanisms, subordination provisions, guarantees supporting the issuance, place of issuance, admission to listing, applicable law, etc.).

2010 ORDINARY GENERAL SHAREHOLDERS’ MEETING	7 of 13

Telefónica, S.A.
5.
In the case of issuance of debentures or bonds that are convertible and/or exchangeable and for purposes of determining the terms and conditions of conversion and/or exchange, it is resolved to establish the following standards:

a)
The conversion and/or exchange rate shall normally be fixed and, for such purposes, fixed-income securities shall be valued at their nominal value and shares shall be valued at the fixed exchange rate determined in the Board of Directors’ resolution, or at such exchange rate as is determinable on the date or dates specified in the resolution of the Board, and on the basis of the listing price of the shares of the Company on the date or dates, or period or periods, used as a reference in such resolution. In any event, the price of the shares may not be less than the greater of (i) the arithmetic mean of the closing prices of the shares of the Company on the Spanish Continuous Market during the period to be determined by the Board of Directors, which shall not be more than three months or less than fifteen days, prior to the date of the holding of the Board of Directors’ meeting at which, exercising the powers delegated hereby, the Board approves the issuance of the debentures or bonds, and (ii) the closing price of the shares on the above-mentioned Continuous Market on the day prior to the date of the Board of Directors’ meeting at which, exercising the powers delegated hereby, the Board approves the issuance of the debentures or bonds. In the event of an exchange for shares of another company (whether or not belonging to the Group), the same rules above shall apply, to the extent that they are appropriate and with such adjustments, if any, as may be necessary, provided, however, that such rules shall refer to the listing price of the shares of such company on the respective market.

b)
Notwithstanding the provisions of sub-section a) above, the debentures or bonds may be resolved to be issued at a variable conversion and/or exchange rate. In such case, the price of the shares for purposes of the conversion and/or exchange shall be the arithmetic mean of the closing prices of the shares of the Company on the Spanish Continuous Market during a period to be determined by the Board of Directors, which shall not be more than three months or less than five days prior to the date of conversion and/or exchange, at a premium or, if appropriate, at a discount on such price per share. The premium or discount may be different for each conversion and/or exchange date under each issuance (or under each tranche of an issuance, if any), provided, however, that if a discount on the price per share is set, such discount may not be greater than 30%. In the event of an exchange for shares of another company (whether or not belonging to the Group), the same rules above shall apply, to the extent that they are appropriate and with such adjustments, if any, as may be necessary, provided, however, that such rules shall refer to the listing price of the shares of such company on the respective market.

2010 ORDINARY GENERAL SHAREHOLDERS’ MEETING	8 of 13

Telefónica, S.A.
c)
As provided in Section 292.3 of the Companies Act, debentures may not be converted into shares when the nominal value of such debentures is less than the value of such shares. In addition, convertible debentures may not be issued in an amount less than the nominal value of such shares.

d)
Whenever a conversion and/or exchange is admissible, any fractional shares to be delivered to the holders of the debentures or bonds shall be rounded downward by default to the immediately lower integer, and each holder shall receive in cash the difference that may arise in such instance.

e)
When approving an issuance of convertible and/or exchangeable debentures or bonds in reliance on the authorization set forth in this resolution, the Board of Directors shall issue a Directors’ report elaborating on and specifying, on the basis of the standards described above, the terms and conditions of the conversion that are specifically applicable to the above-mentioned issuance. Such report shall be accompanied by the Auditors’ report mentioned in Section 292 of the Companies Act.

6.	In any event, this delegation of powers to issue convertible and/or exchangeable debentures or bonds shall include:
a)
The power to increase share capital by the amount required to accommodate the requests for conversion. Such power may only be exercised to the extent that the Board, adding the capital increase effected to accommodate the issuance of convertible debentures or bonds and any other capital increases it may have resolved to effect pursuant to authorizations granted by the shareholders at General Shareholders’ Meetings, does not exceed the limit of one-half of the amount of the share capital established in Section 153.1 b) of the Companies Act. This authorization to increase capital includes the power to issue and place into circulation, on one or more occasions, the shares required to carry out the conversion as well as the power to amend the article of the By-Laws relating to the amount of share capital.

2010 ORDINARY GENERAL SHAREHOLDERS’ MEETING	9 of 13

Telefónica, S.A.
b)
The power to exclude the pre-emptive rights of shareholders whenever required to raise funds on domestic or international markets, to use bookbuilding techniques, or as otherwise required by the corporate interest. In any event, if the Board decides to exclude pre-emptive rights in connection with a particular issuance of convertible debentures or bonds which it may decide to make pursuant to this authorization, it shall, upon approving the issuance, issue a report describing the specific reasons of corporate interest that justify such measure, which shall be the subject-matter of the related report prepared by an auditor other than the Company’s auditor, appointed for such purpose by the Commercial Registry, mentioned in Section 293.2 b) and c) of the Companies Act. Both reports shall be made available to the shareholders and reported to the shareholders at the first General Shareholders’ Meeting held following adoption of the resolution approving the issuance.

c)
The power to elaborate on the terms and conditions of the conversion and/or exchange established in sub-section 5 above and, in particular, the power to determine the time of conversion and/or exchange, which may be limited to a pre-established period, the persons holding the right to convert and/or exchange the debentures, which may be allocated to the Company or to the debenture-holders, the manner in which debenture-holders are to be satisfied (by means of conversion, exchange or even a combination of both methods, which may be selected by them at the time of execution) and, in general, all terms and conditions that may be necessary or appropriate for the issuance.

7.
As long as the conversion into and/or exchange for shares of the convertible and/or exchangeable debentures issued in exercise of the powers delegated hereby is possible, the holders thereof shall have all the rights afforded them by applicable legal provisions.

8.	The Board of Directors is also authorized to guarantee, on behalf of the Company, the issuance of the securities mentioned in sub-section 2 above by Companies belonging to its Group of Companies.
9.
At the subsequent General Shareholders’ Meetings held by the Company, shareholders shall be informed of the use, if any, that it has theretofore made of the delegation of powers contemplated in this resolution.

2010 ORDINARY GENERAL SHAREHOLDERS’ MEETING	10 of 13

Telefónica, S.A.
10.
Whenever appropriate, the Company shall make application for listing on Spanish or foreign, official or unofficial, organized or other secondary markets of the debentures, bonds and other securities issued pursuant to this delegation of powers, and the Board is authorized to conduct all formalities and take all actions that may be necessary for admission to listing before the appropriate authorities of the various Spanish or foreign securities markets.

For purposes of the provisions of Section 27 of the Stock Exchanges Regulations (Reglamento de Bolsas de Comercio), it is expressly stated for the record that if application is subsequently made for delisting the securities issued pursuant to this delegation of powers, such delisting shall be effected in compliance with the formalities set forth in such article and, in such case, the interests of the shareholders or debenture-holders opposing or not voting on the resolution shall be safeguarded in compliance with the requirements set out in the Companies Act and related provisions, all of the foregoing pursuant to the provisions of the aforementioned Stock Exchanges Regulations, the Securities Market Act (Ley del Mercado de Valores) and the provisions implementing it.
Under the provisions of Section 141, number 1, second paragraph of the Companies Act, the Board of Directors is authorized, in turn, to delegate the powers granted in this resolution to the Executive Commission.
The delegation of powers to issue securities granted by the shareholders at the General Shareholders’ Meeting held by the Company on May 10, 2007 is hereby deprived of effect to the extent of the unused amount.

2010 ORDINARY GENERAL SHAREHOLDERS’ MEETING	11 of 13

Telefónica, S.A.
Proposal regarding Item V on the Agenda: Re-election of the Auditor for Fiscal Year 2010.
In accordance with the proposal made by the Audit and Control Committee, the Board of Directors submits the following resolution to the shareholders at the General Shareholders’ Meeting for approval:
To reelect as Auditor of Telefónica, S.A. and its Consolidated Group of Companies for fiscal year 2010 of the firm Ernst & Young, S.L. with registered office in Madrid, at Plaza Pablo Ruiz Picasso, 1, and Tax Identification Code [C.I.F.] B-78970506.

2010 ORDINARY GENERAL SHAREHOLDERS’ MEETING	12 of 13

Telefónica, S.A.
Proposal regarding Item VI on the Agenda: Delegation of powers to formalize, interpret, correct and implement the resolutions adopted by the General Shareholders’ Meeting.
To authorize the Executive Chairman of the Board of Directors, the Chief Operating Officer, the Secretary of the Board of Directors and the Assistant Secretary of the Board of Directors, jointly and severally, without prejudice to any powers delegated in the foregoing resolutions and to any powers granted to convert resolutions into a public instrument, in order for any of them to formalize and implement the preceding resolutions, with authority to execute all such public or private documents as may be necessary or appropriate (including documents designed to interpret, clarify, elaborate, supplement, correct errors and cure defects) for the more accurate implementation thereof and for registration thereof, to the extent mandatory, with the Commercial Registry or any other Public Registry, as well as to deposit the financial statements of the company.
* * * * *

2010 ORDINARY GENERAL SHAREHOLDERS’ MEETING	13 of 13

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: June 2nd, 2010	By:	/s/ Ramiro Sánchez de Lerín García — Ovies
		Name:	Ramiro Sánchez de Lerín García — Ovies
		Title:	General Secretary and Secretary to the Board of Directors